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                              August 17, 2021

       Shane Schaffer
       Chief Executive Officer
       Cingulate Inc.
       1901 W. 47th Place
       Kansas City, KS 66205

                                                        Re: Cingulate Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August
13, 2021
                                                            CIK No. 0001862150

       Dear Mr. Schaffer:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted August 13, 2021

       Business
       Recently Launched Products Lack Meaningful Clinical Innovation, page 83

   1. Please disclose the source of all information contained in the above entitled chart on page
                                                        83.
              You may contact Gary Newberry at 202-551-3761 or Daniel Gordon at 202-551-3486 if
       you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.
 Shane Schaffer
Cingulate Inc.
August 17, 2021
Page 2
                                   Sincerely,
FirstName LastNameShane Schaffer
                                   Division of Corporation Finance
Comapany NameCingulate Inc.
                                   Office of Life Sciences
August 17, 2021 Page 2
cc:       Steven Skolnick
FirstName LastName